WINDWORKS POWER

June 10, 2011

Ethan Horowitz

Branch Chief

Securities and Exchange Commission

Washington, D.C.  20549

Re:

Wind  Works Power Corp.

Form 10-K for the Fiscal Year Ended June 30, 2010

Filed October 13, 2010

File No.  333-113296

Dear Mr. Horowitz:

The  following  is filed  in response to the Commission’s comment  letter dated May 19, 2011.

1.

With respect to  comment  1:   We have paginated our amended annual report together

with the  financial statements included therein.

2.

With respect to  comment  2:    Our correct phone number  is (613)226-7883 and we

have  made the change  in the amended annual report.

3.

With respect to  comment  3:    We  have updated the trading symbol to WWPW in the

amended annual report.

4.

With respect to  comment  4:    We  have deleted the selected financial information

disclosure.

5.

With respect to  comment  5:    See response to comment  4.

6.

With respect to  comment  6:    We  have amended the annual report to report our net

loss for the  year ended June 30, 2010 totaled $(2,477,370).

7.

With respect to  comment  7:    We  have amended the annual report to report our long

term assets at  June 30, 2010 totaled $3,945,484.

346 Waverley Street

3042 Concession 3 Adjala,

WWPW.OB

Ottawa, ON, K2P 0W5

Hockley Valley  Palagrave,  Ontario,

WWW.WINDWORKSPOWER.COM

R5E1.F

Canada L0N 1P0

WINDWORKS POWER

8.

With respect to  comment  8:    We  have amended our financial statements to designate

Wind  Works as a “development  stage” company.

9.

With respect to  comment  9:    We  have revised our balance sheets, statements of

operations and statements of cash flows to reflect  on their  face related party transactions.

10.

With respect to  comment  10:  We capitalize developmental wind  farm acquisition costs in accordance with ASC 350-30-30, which states that  an intangible asset that  is acquired either individually or with a group of other assets (but  not those acquired  in a business combination) shall be  initially measured  based on the guidance  included  in paragraphs 805-50-15-3 and 805-50-30-1 through 30-4, which states that assets are recognized based on their cost to the acquiring entity.

We acquire and develop wind parks, which we believe we will be able to  lease or sell to operating utility companies or other companies desiring to purchase wind turbines and erect the necessary power lines. We  believe our wind projects have  indeterminable useful lives and accordingly the costs of internally developing,  maintaining or restoring these wind parks after acquisition are expensed as incurred  in accordance  with 350-30-25-3.

Wind projects are reviewed  for impairment  annually.   In accordance with ASC 360,   the

impairment  test  consists of a comparison of the  fair value of an intangible asset  with its carrying amount. If the carrying amount  of an intangible asset  exceeds its fair  value, an impairment  loss shall

be recognized  in an amount  equal to that  excess.   We determined that the fair value of our wind

projects exceeded the carrying amount  as at  June 30, 2010.  Specifically, we determined that ongoing development  of the projects was favorable and expected proceeds on the sale of the projects exceed carrying values, and as such no  impairment  was recorded.

11.

With respect to  comment  11:  We have amended  footnote number 2 as requested.

The undersigned  acknowledges that:

       The Company is responsible  for the adequacy and accuracy of the disclosure  in the  filing.

       Staff  comments  or  changes  to  disclosure  in  response  to  staff  comments  do  not  foreclose  the

Commission from taking any action with respect to the  filings; and

       The  Company  may  not  assert  staff  comments  as  a  defense  in  any  proceeding  initiated  by  the

Commission or any person under the federal securities laws of the United States.

346 Waverley Street

3042 Concession 3 Adjala,

WWPW.OB

Ottawa, ON, K2P 0W5

Hockley Valley  Palagrave,  Ontario,

WWW.WINDWORKSPOWER.COM

R5E1.F

Canada L0N 1P0

WINDWORKS POWER

Should  you have  further questions, please do  not hesitate to  contact me or our securities counsel, Jeffrey Klein at  (561)953-1126.

Sincerely,

/s/W. Campbell Birge

W. Campbell Birge

Chief Financial Officer

346 Waverley Street

3042 Concession 3 Adjala,

WWPW.OB

Ottawa, ON, K2P 0W5

Hockley Valley  Palagrave,  Ontario,

WWW.WINDWORKSPOWER.COM

R5E1.F

Canada L0N 1P0